Exhibit 99.2

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

INTRODUCTION

This discussion and analysis of financial position, results of operations and cash flows ("MD&A") of Entrée Gold Inc. (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2011 (the "Annual Financial Statements").  Additional information relating to the Company, including the Company’s Annual Information Form dated March 29, 2012 (the "AIF") is available on SEDAR at www.sedar.com. The effective date of this MD&A is May 11, 2012. The Company prepares its financial statements in conformity with generally accepted accounting principles in the United States of America ("US GAAP").

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified as "Cdn $" or "C$" for Canadian dollars or "A$" for Australian dollars.  All references to "common shares" mean common shares in the capital stock of the Company.

As used in this MD&A, the terms "we", "us", "our" and "Entrée" mean Entrée Gold Inc. and/or one or more of the Company’s wholly-owned subsidiaries.

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), has approved this MD&A.

CORPORATE INFORMATION

Our corporate headquarters are located in Vancouver, British Columbia, Canada.  Field operations are conducted out of local offices in Mongolia and the United States.  Entrée is primarily focused on exploring its principal properties in Nevada and Mongolia.

LISTING OF COMMON STOCK ON OTHER STOCK EXCHANGES

Trading of the Company’s common shares commenced on the NYSE Amex effective July 18, 2005, under the trading symbol "EGI". On April 24, 2006, the Company’s common shares began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange.  The trading symbol remained "ETG". The Company is also traded on the Frankfurt Stock Exchange, under the trading symbols "EKA" and "WKN 121411".

OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties.  We have interests in development and exploration properties in Mongolia, the United States, Australia and Peru.  Our two principal assets are our interest in the Lookout Hill property in Mongolia and our Ann Mason copper-molybdenum project in Nevada.

The Lookout Hill property includes the Hugo North Extension copper-gold and the Heruga copper-gold-molybdenum deposits, which host indicated and inferred mineral resources.  The indicated resource at Hugo North Extension includes a probable reserve, which is included in the first lift (Lift 1) of the underground block cave operation.  Lift 1 is expected to generate first development production as early as 2015.  A second lift for the underground block cave operation, including additional resources from the Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan.

The Ann Mason Project includes the Ann Mason deposit, which hosts indicated and inferred mineral resources.  Entrée is expecting to release a Preliminary Economic Assessment ("PEA") on the Ann Mason Project in the second half of 2012.

The following is an overview of our two principal assets.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

MONGOLIA – LOOKOUT HILL

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant, granted by the Mineral Resources Authority of Mongolia in October 2009.  Shivee Tolgoi and Javhlant completely surround Oyu Tolgoi LLC’s ("OTLLC") Oyu Tolgoi mining licence and host the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit, respectively.  These deposits are located within a land area that is subject to a joint venture between Entrée and OTLLC (the "Entrée-OTLLC Joint Venture").  OTLLC is owned 66% by Ivanhoe Mines Ltd. (“Ivanhoe Mines”) and 34% by the Government of Mongolia (through Erdenes Oyu Tolgoi LLC).

The Shivee Tolgoi and Javhlant mining licences are divided between Entrée and the Entrée-OTLLC Joint Venture as follows:

•
The Entrée-OTLLC Joint Venture covers 39,807 hectares consisting of the eastern portion of Shivee Tolgoi and all of the Javhlant mining licence (the "Joint Venture Property").   The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds OTLLC’s Oyu Tolgoi mining licence.  The Joint Venture Property hosts the Hugo North Extension deposit and the Heruga deposit.

•
The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") covers an area of 35,173 hectares. Shivee West is 100% owned by Entrée but is subject to a first right of refusal by OTLLC.

The illustration below depicts the different areas of Lookout Hill:

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

Entrée-OTLLC Joint Venture

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Ivanhoe Mines.  Under the Earn-In Agreement, Ivanhoe Mines agreed to purchase equity securities of the Company, and was granted the right to earn an interest in the Joint Venture Property.  Most of Ivanhoe Mines’ rights and obligations under the Earn-In Agreement, including its right of first refusal on Shivee West, were subsequently assigned by Ivanhoe Mines to what was then its wholly-owned subsidiary, OTLLC.  The Government of Mongolia subsequently acquired from Ivanhoe Mines a 34% interest in OTLLC, which is also the title holder of the Oyu Tolgoi mining licence, illustrated in the map above.

OTLLC undertook an exploration program which established the presence of two significant resources on the Joint Venture Property: the Hugo North Extension deposit immediately to the north of the Oyu Tolgoi mining licence and the Heruga deposit immediately to the south of the Oyu Tolgoi mining licence.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Joint Venture Property.  OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Joint Venture Property.  In accordance with the Earn-In Agreement, Entrée and OTLLC formed the Entrée-OTLLC Joint Venture on terms annexed to the Earn-In Agreement.

Under the terms of the Entrée-OTLLC Joint Venture, Entrée may be carried through to production, at its election, by debt financing from OTLLC with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance.  Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée’s share of products.  Such amounts will be applied first to payment of accrued interest and then to repayment of principal.  Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month.

At March 31, 2012, Ivanhoe Mines owned approximately 10.7% of the Company’s issued and outstanding shares, which it acquired pursuant to the Earn-In Agreement.

Investment by Rio Tinto in Entrée and Ivanhoe Mines

In June 2005, following the announcement in May 2005 of the discovery of high grade mineralization at Hugo North Extension, Rio Tinto Exploration Canada Inc. (formerly Kennecott Canada Exploration Inc.), a subsidiary of Rio Tinto plc (together with its subsidiaries, "Rio Tinto") took part in a private placement in the Company and became its largest shareholder. The terms of the equity participation agreement provide that in the event the Company undertakes an equity financing, Rio Tinto has a pre-emptive right to maintain its ownership percentage in the Company.

Following Rio Tinto’s investment in the Company in June 2005, Rio Tinto acquired through a series of transactions approximately 49% of Ivanhoe Mines’ issued and outstanding shares as at December 31, 2011.  Rio Tinto’s ownership interest in Ivanhoe Mines was capped at 49% until January 18, 2012, pursuant to a Heads of Agreement dated December 8, 2010 (the "Heads of Agreement").  On January 24, 2012, Rio Tinto announced that it had purchased an additional 15.1 million shares of Ivanhoe Mines thereby increasing its ownership interest to 51%.  At that time, Rio Tinto was deemed to have acquired indirect beneficial ownership over the common shares of the Company held by Ivanhoe Mines.  When combined with the common shares of Entrée already beneficially owned by Rio Tinto, at March 31, 2012, Rio Tinto beneficially owned approximately 23.6% of the Company’s issued and outstanding shares.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

Heads of Agreement

Among other things, the Heads of Agreement between Ivanhoe Mines and Rio Tinto provides for the management structure of OTLLC and the project management structure of the Oyu Tolgoi mining complex.  Under the Heads of Agreement, Rio Tinto is entitled to appoint three of the nine directors of OTLLC (with Ivanhoe Mines appointing three and the Government of Mongolia appointing three) and Rio Tinto assumes management of the building and operation of the Oyu Tolgoi mining complex, which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property.  Ivanhoe Mines will continue to directly manage ongoing exploration on the licences outside of the projected life-of-mine area, including the balance of the Joint Venture Property.

On April 18, 2012, Rio Tinto announced that it had signed an agreement with Ivanhoe Mines under which Rio Tinto has agreed to support and provide certain elements of a comprehensive funding package that will underpin the development of the Oyu Tolgoi mining complex.  The parties also agreed that a new thirteen-member board of directors of Ivanhoe Mines would be formed, comprised of eleven Rio Tinto-nominated directors (six of which will be independent) and two directors nominated by Robert Friedland, (one of which will be independent).  Certain senior executives of Ivanhoe Mines, including the Chief Executive Officer and Chief Financial Officer, also resigned and were subsequently replaced by Rio Tinto nominees.

On April 18, 2012 Ivanhoe Mines announced that overall construction of the first phase of the Oyu Tolgoi mining complex was 77.9% complete at the end of March 2012, and that construction remains on track to meet the targeted start of initial production in the third quarter of 2012.

Investment Agreement and Integrated Development Plan

In October 2009, Ivanhoe Mines, OTLLC and Rio Tinto signed an Investment Agreement with the Mongolian Government.  The Investment Agreement took legal effect on March 31, 2010, and specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC’s interest in the Joint Venture Property) through its subsidiary Erdenes Oyu Tolgoi LLC.  The Investment Agreement regulates the relationship among these parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi mining complex, which includes the Joint Venture Property.

Entrée is not presently a party to the Investment Agreement.  Entrée does not have any direct rights or benefits under the Investment Agreement, and Entrée’s interest in the Joint Venture Property is not subject to the Investment Agreement.  In October 2011, Ivanhoe Mines, Rio Tinto and the Government of Mongolia released a joint statement reaffirming their continued support for the Investment Agreement and its implementation.

Mineral Resource and Reserve Estimates

In March 2012, Ivanhoe Mines released a technical report ("Ivanhoe TR12") that reports the results of OTLLC’s updated mine plan or Integrated Development and Operations Plan ("OTIDOP12").  Ivanhoe TR12 updates the current path of development for the initial phases of the Oyu Tolgoi group of deposits (Southern Oyu Pits and Hugo North underground Lift 1, which includes a portion of the Hugo North Extension deposit).

On March 30, 2012, the Company filed an updated technical report titled "Technical Report 2012 on the Lookout Hill Property" ("LHTR12").  LHTR12 is dated March 29, 2012 and was prepared under the management of AMC Consultants Pty Ltd ("AMC") in Adelaide, Australia.  The following information is summarized, derived or extracted from LHTR12.  For a complete description of the assumptions, qualifications and procedures associated with the information in LHTR12, reference should be made to the full text of LHTR12, which is available for review on SEDAR located at www.sedar.com or on www.entreegold.com.

LHTR12 discusses the impact of the updated mine plan on the Joint Venture Property as well as future development options for the Entrée-OTLLC Joint Venture assets.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

LHTR12 analyses a reserve case only.  The underground mineral reserves for Lift 1 of the Hugo North deposit, including Lift 1 of the Entrée-OTLLC Joint Venture’s Hugo North Extension deposit, were updated in LHTR12.  The probable reserve for Hugo North Extension – Lift 1 effective as of March 29, 2012 totals 27 million tonnes ("Mt") grading 1.91% copper and 0.74 grams per tonne ("g/t") gold.

Table 1. Entrée-OTLLC Joint Venture Mineral Reserve, 29 March 2012
Classification	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Copper (Billion lb)	Gold (Moz)
Proven	-	-	-	-	-	-
Probable	27	79.40	1.91	0.74	1.0	0.5
Total Entrée-OTLLC Joint Venture	27	79.40	1.91	0.74	1.0	0.5

Notes:

•	Table shows only the part of the mineral reserve on the Entrée-OTLLC Joint Venture portion of the Shivee Tolgoi licence.
•
Metal prices used for calculating the  Hugo North underground net smelter returns ("NSR") are copper $1.80/lb, gold $750/oz, and silver $12.00/oz based on long term metal price forecasts at the beginning of the mineral reserve work.  The analysis indicates that the mineral reserve is still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
•
For the underground block cave all material within the shell has been converted to mineral reserve; this includes low grade indicated material and inferred material assigned zero grade treated as dilution.

•	Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves.
•
The Entrée-OTLLC Joint Venture Property comprises the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence. Title to both licences is held by Entrée.  The Joint Venture Property is managed by OTLLC.  Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560 metres, and 30% above this depth.

•
The base case financial analysis has been prepared using current long term metal price estimates of copper $2.85/lb, gold $1200/oz, and silver $16.60/oz.  Metal prices are assumed to fall from current prices to the long term average over five years.

•	The mineral reserves are not additive to the mineral resources.

Of significance to Entrée:

•
While the mineral reserve tonnage on the Joint Venture Property remained the same as previously reported by the Company in June 2010, the copper grade increased from 1.85% to 1.91% and the gold grade increased from 0.72 g/t to 0.74 g/t.

•
After factoring in projected increases to capital expenditures and operating costs, the net present value (at an 8% discount rate) of Entrée’s 20% interest of the Hugo North Extension – Lift 1 increased to $129 million from the $79 million reported by the Company in June 2010.

•
While projected capital expenditures for phase 1 of the Oyu Tolgoi mining complex increased significantly from those reported by Ivanhoe Mines in 2010, Entrée’s portion has only increased by approximately $2 million.  This amount can be loaned to Entrée by OTLLC, at Entrée’s election.

•
NSR value of the Hugo North Extension – Lift 1 reserve increased to $79.40/tonne from the $55.57/tonne reported by the Company in June 2010. The NSR calculation reflects the net value per tonne received for the ore by the mine (after all treatment and transport costs and charges).

•
A significant portion of the mineralization on the Entrée-OTLLC joint venture property has not been included in the updated mining plan and remains in the mineral resource category, including Hugo North Extension – Lift 2 and the Heruga deposit.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

OTIDOP12 uses the same mineral resource estimates previously reported in the Company’s June 2010 technical report.  The following table summarizes the mineral resources for the Hugo North Extension deposit and the Heruga deposit as reproduced in LHTR12.  The resource estimate for the Hugo North Extension deposit is effective as of February 20, 2007 and is based on drilling completed to November 1, 2006.  The Heruga mineral resource estimate is effective as of March 30, 2010.

Table 2. Entrée-OTLLC Joint Venture Mineral Resources (0.6% CuEq cut-off)
Deposit	Tonnage (Mt)	Copper (%)	Gold (g/t)	CuEq (%)	Contained Metal
					Copper (000 lb)	Gold (oz)	CuEq (000 lb)
Hugo North Extension Deposit, 20 February 2007
Indicated Shivee Tolgoi (Hugo North Extension)	117.0	1.80	0.61	2.19	4 640 000	2 290 000	5 650 000
Inferred Shivee Tolgoi (Hugo North Extension)	95.5	1.15	0.31	1.35	2 420 000	950 000	2 840 000
Heruga Deposit, 30 March 2010
Inferred Javhlant (Heruga)	910.0	0.48	0.49	0.87	9 570 000	14 300 000	17 390 000

Notes:

•
Copper Equivalent ("CuEq") has been calculated using assumed metal prices of $1.35/lb for copper, $650/oz for gold, and $10.50 for molybdenum.  The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively.  CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.

•	Molybdenum content in Heruga deposit is 141 parts per million ("ppm") and is included in calculation of CuEq.
•	The contained copper, gold and molybdenum in the tables have not been adjusted for metallurgical recovery.
•	The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.
•	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
•
The Entrée-OTLLC Joint Venture Property comprises the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence. Title to both licences is held by Entrée.  The Joint Venture Property is managed by OTLLC.  Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560 metres, and 30% above this depth.

UNITED STATES – ANN MASON

Entrée’s other principal asset is the Ann Mason Project in the Yerington District of Nevada.

The Ann Mason Project is currently defined by the mineral rights to 1008 unpatented lode claims on public land administered by the Bureau of Land Management (“BLM”), and title to 3 patented lode claims.  Entrée assembled this package of claims through a combination of staking and a series of transactions undertaken since August 2009, including the acquisition of PacMag Metals Limited ("PacMag").  The Roulette and Blackjack properties have been folded into the Ann Mason Project, which now includes the Ann Mason copper-molybdenum porphyry deposit, the Blue Hill oxide target, and the Blackjack, Roulette and Minnesota targets.  Unless otherwise described below, Entrée has a 100% interest in the claims comprising the Ann Mason Project.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

On August 26, 2010, Entrée acquired 51% of Honey Badger Exploration Inc.’s ("Honey Badger") interest in 466 unpatented lode claims formerly known as the Blackjack property after incurring expenditures of $900,000 on the property, issuing 37,500 common shares and reimbursing Honey Badger for up to $206,250 of expenditures previously incurred on the property.  On July 27, 2011, Entrée acquired Honey Badger’s remaining 49% interest in the Blackjack property, by issuing 550,000 common shares and paying $650,000 to Honey Badger.  227 of the claims are subject to an underlying mining lease and option to purchase agreement with two individuals.  The underlying agreement provides for an option to purchase the claims for $500,000, a 3% NSR royalty (which may be brought down to a 1% NSR royalty for $2 million) and annual advance minimum royalty payments of $27,500 which commenced in June 2011 and will continue until the commencement of sustained commercial production.  The advance payments will be credited against future net smelter returns royalty payments.

In September 2009, Entrée entered into an agreement with Bronco Creek Exploration Inc., a wholly-owned subsidiary of Eurasian Minerals Inc. (together, "Eurasian"), whereby Entrée may acquire an 80% interest in 214 unpatented lode claims formerly known as the Roulette property.  In order to acquire its interest, Entrée must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Company within three years; (b) make aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries of the agreement; and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.  In accordance with the agreement, Entrée has completed required exploration expenditures of $600,000, issued 85,000 shares and made payments totalling $140,000.

Entrée has an agreement to acquire a 100% interest in three of the unpatented lode claims, which is expected to complete on or before September 13, 2012.

During the three months ended March 31, 2012, Entrée, through a combination of staking and purchase agreements, acquired or entered into agreements to acquire a total of 72 unpatented and patented lode claims within or contiguous to the boundaries of its Ann Mason Project pursuant to which Entrée paid $2,110,000 and issued 40,000 common shares valued at $52,293.  In order to complete the acquisition of these additional claims, Entrée is required to pay an additional $1,500,000 by September 13, 2012.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

The illustration below depicts the target locations and land status of the Ann Mason Project.

The following information was taken from "Technical Report and Updated Mineral Resource Estimate, Ann Mason Project, Nevada, USA" with an effective date of March 26, 2012 ("AMTR12").  This report was prepared by Scott Jackson, F.AusIMM, Robert Cinits, P.Geo, and Lyn Jones, P.Eng.  Mr. Cinits is the Company’s Director, Technical Services.  A copy of AMTR12 is filed on SEDAR at www.sedar.com.  The following information is summarized, derived or extracted from AMTR12.  Portions of the information are based on assumptions, qualifications and procedures, which are not fully described herein.  Reference should be made to the full text of AMTR12.

Mineral Resource Estimate

The Ann Mason deposit is estimated to contain an indicated resource of 640 Mt averaging 0.41% CuEq (at a 0.3% copper cut-off) estimated to contain over 5.3 billion pounds of copper and 100 million pounds of molybdenum, and an inferred resource of 444 Mt averaging 0.38% CuEq (at a 0.3% copper cut-off) estimated to contain 3.54 billion pounds of copper and 40 million pounds of molybdenum.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

The following table summarizes the mineral resource for the Ann Mason deposit as produced in AMTR12.  The resource estimate for the Ann Mason deposit is effective as of March 26, 2012:

Cut-off Cu (%)	Indicated Resources
	Tonnes (million)	Cu (%)	Mo (%)	lb Cu (billion)	lb Mo (billion)	CuEq* (%)
0.2	1,115	0.33	0.007	8.04	0.16	0.35
0.25	904	0.35	0.007	6.98	0.13	0.38
0.3	640	0.38	0.007	5.38	0.10	0.41
0.35	391	0.42	0.007	3.60	0.06	0.45
0.4	201	0.46	0.008	2.04	0.03	0.49

Cut-off Cu (%)	Inferred Resources
	Tonnes (million)	Cu (%)	Mo (%)	lb Cu (billion)	lb Mo (billion)	CuEq* (%)
0.2	1,131	0.29	0.004	7.31	0.11	0.31
0.25	780	0.32	0.004	5.56	0.07	0.34
0.3	444	0.36	0.004	3.54	0.04	0.38
0.35	215	0.40	0.004	1.90	0.02	0.42
0.4	82	0.45	0.005	0.82	0.01	0.47

*Copper equivalent is calculated using assumed metal prices of: copper $2.50/lb; and molybdenum $15.00/lb and assumed metallurgical recoveries relative to copper of: molybdenum 70%.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010

Total Revenues	$-	$-	$-
Net Loss	(5,074,832)	(5,342,265)	(2,156,164)
Net loss per share, basic and diluted	(0.04)	(0.05)	(0.02)
Working capital	14,344,275	17,021,575	40,301,422
Total assets	73,075,875	79,223,409	45,263,909
Total long term liabilities	13,371,913	16,341,389	716,919
(1) Working Capital is defined as Current Assets less Current Liabilities.

For the three months ended March 31, 2012, net loss was $5,074,832 compared to $5,342,265 in the three months ended March 31, 2011.  During the three months ended March 31, 2012, Entrée incurred slightly higher operating expenditures, primarily from increased general and administrative expenses, further described below, relative to the three months ended March 31, 2011.  These increases were offset by a recorded deferred income tax recovery in the period, decreased loss from the Entrée-OTLLC Joint Venture resulting in decreased losses from equity investee and a gain on sale of mineral property interests.  As at March 31, 2012, working capital was $14,344,275 compared to $19,004,136 as at December 31, 2011.  The decrease in working capital is primarily the result of cash used in operating and investing activities (mineral property acquisitions) during the period partially offset by cash proceeds received from share issuances, and the sale of mineral property interests.  As at March 31, 2012, total assets were $73,075,875 compared to $74,589,810 as at December 31, 2011.  The decrease in total assets over the prior year is the net effect of a decrease in working capital described above.  As at March 31, 2012, total long term liabilities were $13,371,913 compared to $13,720,492 as at December 31, 2011.  The decrease in long term liabilities over the prior year is due primarily to a deferred income tax recovery for the period.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

REVIEW OF OPERATIONS

Results of operations are summarized as follows:

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011

Exploration	$3,358,077	$3,600,241
General and administrative	1,203,416	1,368,598
Loss from equity investee	302,606	644,344
Stock-based compensation	1,149,434	544,969
Depreciation	41,155	56,480
Interest income	(35,942)	(55,367)
Gain on sale of mineral property interest	(104,914)	-
Deferred income tax recovery	(839,000)	(817,000)
Net loss	$5,074,832	$5,342,265

Mineral properties expenditures are summarized as follows:

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011

US	$2,869,631	$3,035,706
Mongolia	567,521	499,295
Other	178,835	112,661
Total costs	3,615,987	3,647,662
Less stock-based compensation	(257,910)	(47,421)
Total expenditures, cash	$3,358,077	$3,600,241

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

MONGOLIA

Lookout Hill – Joint Venture Property

Since formation, and as of March 31, 2012, the Entrée-OTLLC Joint Venture had expended $21.9 million to advance the project.  Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on Entrée’s behalf the required cash participation amount of $4.7 million, equal to 20% of the $21.9 million incurred to date, plus interest at prime plus 2%.

During 2011, 5 deep exploration holes (including two daughter holes) were completed to the north of the Hugo North Extension deposit but were unsuccessful in reaching the target or intersecting significant mineralization.  During 2011, 10 engineering holes totaling 13,067 metres were completed to test the geotechnical character of Lift 1 at Hugo North and Hugo North Extension and to test the area of a planned shaft to the west of Hugo North Extension.

On the Javhlant license, two existing holes were deepened on the Heruga deposit but did not intersect significant mineralization. An additional hole (EJD0038) tested an induced polarization (“IP”) target to the southwest of Heruga and intersected some significant advanced argillic alteration with low copper values (up to 36 metres of 0.39% copper).  Three other holes tested various IP/gravity and geological targets but did not locate significant mineralization.

In the second half of 2011, a detailed magnetotelluric ("MT") survey was completed by OTLLC along the Oyu Tolgoi trend and a detailed ground magnetic survey was completed on the east side of the Javhlant licence.

During the three months ended March 31, 2012, four holes totalling 4,089 metres were completed on the Javhlant licence. Two of the holes (EJD0039 and 0040) tested geophysical targets to the west of Heruga and intersected weak to no mineralization.  The other two holes (EJD0034A and 0045) tested the east side of Heruga.  Hole 0045 did not reach the planned target due to unexpected faults while 0034A, a daughter hole beneath EJD0034, intersected 590 metres of  0.33% copper, 0.70 g/t gold and 56 parts per million (“ppm”) molybdenum.

As at March 31, 2012, there was no active exploration drilling on the Joint Venture Property.  In April 2012, drilling resumed with one rig testing an IP-gravity target located 2 kilometres to the east of Heruga on the Javhlant licence.

Lookout Hill - Shivee West

Entrée has a 100% interest in the western portion of the Shivee Tolgoi mining licence.

In 2011, reverse circulation (“RC”) drilling was conducted over the Zone III near-surface epithermal gold target and expanded north, where a new gold zone ("Argo Zone") was discovered 250 metres beyond the previously known area of gold mineralization. The Argo Zone has been partly defined by six new RC holes (holes EGRC-11-110 to 115), two trenches and surface chip sampling. Hole EGRC-11-112 returned 14 metres of 1.82 g/t gold and hole EGRC-11-111 returned 3 metres of 2.21 g/t gold. Two separate high-grade surface chip samples averaged 42.4 g/t gold over 4 metres and 19.3 g/t gold over 3 metres. Shallow gold mineralization in both zones is hosted by quartz veined felsic volcanic rocks.

In April 2012, Entrée mobilized a field crew to Mongolia to continue exploration of its Shivee West project.

For the three months ended March 31, 2012, Shivee West expenses were $567,521 compared to $499,295 during the three months ended March 31, 2011.  The higher expenses in 2012 resulted from increased general and administrative costs compared to 2011.

UNITED STATES

In addition to its Ann Mason Project, Entrée has interests in non-material properties in Nevada, New Mexico and North Dakota.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

Ann Mason Project, Nevada

The Ann Mason Project is Entrée’s most advanced project outside of Mongolia.

To date, excluding any capitalized mineral property acquisition costs, Entrée has expended approximately $19.4 million on the Ann Mason Project including $2.8 million in the three months ended March 31, 2012.  Recent exploration work has primarily consisted of step out holes to explore the potential for adding mineralization to the west and north of the previously defined Ann Mason resource, and infill drilling to increase resource confidence.  In addition, Entrée completed detailed geochemical sampling, and RC and diamond drilling to test shallow oxide copper mineralization in the Blue Hill oxide target.

Core drilling commenced at the Ann Mason deposit in late 2010. At the end of March 2012,  Entrée had completed 29 holes (for a total of approximately 31,000 metres) and received complete assay results for 27 holes which were used as the basis for an updated resource estimate released on March 27 and detailed above.

Drilling continues to significantly expand and to better define the copper, molybdenum, gold and silver distribution within the deposit. In December, work started on additional sampling and assaying of historical core. A total of 7,000 samples from 43 Anaconda holes will be reassayed to check copper assays and to add molybdenum, gold and silver to the resource database. Work will be completed in the first half of 2012.

In late July 2011, two composite samples of sulphide-bearing core were sent to METCON Research in Tucson, Arizona for preliminary flotation testing. The final report was received in January and returned 93.8% and 93.4% copper recovery in locked cycle flotation testing producing concentrates grading 36.4% copper and 27.2% copper respectively. The metallurgical recoveries indicated from the initial test work are extremely encouraging and produce a high quality copper concentrate. Additional grindability and flotation testwork was initiated in March on two new sulphide composites from Ann Mason.

At the end of March 2012, Entrée had one core rig completing infill and stepout holes at Ann Mason.

On the near-surface Blue Hill oxide target (3 kilometres northwest of the Ann Mason deposit), copper oxide mineralization extends from surface to a depth of up to 185 metres (average approximately 125 metres), over an area of 650 by 500 metres and remains open to the northwest and southeast. Drilling of the underlying sulphide target remains very widely spaced, but has identified a target area more than one kilometre in width, which still remains open in most directions. Significant molybdenum mineralization was also intersected in two of the drill holes targeting the sulphide mineralization.

Since 2010, 24 RC holes totalling 4,266 metres and 13 diamond drill holes totalling 5,147 metres have been completed at Blue Hill. Most holes were targeted to test oxide mineralization; however, two diamond holes (019 and 021) were drilled east of the oxide copper zone to test deeper sulphide copper potential.  These holes encountered long intervals of sulphide copper mineralization including 644 metres of 0.19% copper (from 238 metres) and 266 metres of 0.18% copper (from 218 metres).  A third diamond hole ( EG-BH-11-031) located 750 metres east-southeast of EG-BH-11-019 was collared into bedrock late in 2011 and completed to a depth of 756 metres in February. The 2011 hole terminated at 33 metres depth, but intersected oxide copper mineralization averaging 0.31% over the final 11.3 metres. Assays are pending from the recent hole extension.  Hole 031 is located in an area with no previously documented copper mineralization.

Column leach testwork on four composite oxide and oxide-sulphide mineralized samples from Blue Hill was started in February. These results will be reported once the studies are complete.

In February, the Company retained the services of AGP Mining Consultants Inc., of Toronto, Canada to begin preparation of a PEA for the Ann Mason deposit and the Blue Hill copper oxide target.  The study is expected to be completed in the second half of 2012.

One hole was completed to a depth of 713 metres on the Roulette target in early April 2012.  This hole deepened an RC pre-collar hole previously drilled to 542 metres. The hole passed through the Blue Hill Fault into the target granodiorite at approximately 555 metres. The hole terminated at 712.9 metres on April 4 after consistently poor recovery, slow and expensive drilling, and weak mineralization.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

For the three months ended March 31, 2012, Ann Mason Project expenditures were $2,845,160 compared to $2,436,803 during the three months ended March 31, 2011.  The higher expenses in the first quarter of 2012 resulted from an earlier start in drilling during the quarter.

Lordsburg and Oak Grove, New Mexico

In June 2007, Entrée entered into an agreement with Empirical Discovery LLC ("Empirical") to explore for and develop porphyry copper targets in southeastern Arizona and southwestern New Mexico.  Two targets are currently being explored – the Lordsburg property in New Mexico, and the Oak Grove property, which is located approximately 45 kilometres northeast of Lordsburg.

Under the terms of the agreement, as amended, Entrée has the option to acquire up to a 100% interest in any of the properties identified by the parties by incurring exploration expenditures of $1.9 million and issuing 300,000 shares by August 9, 2012.  In addition, for each property that Entrée wishes to acquire an interest in, it must incur all additional exploration expenditures necessary to produce a NI 43-101 compliant resource estimate and complete a scoping study on that property.  If Entrée fulfills all of its obligations on a property, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased by Entrée for $2 million.  To date, Entrée has incurred minimum expenditures of $1.4 million and issued 300,000 shares under the agreement.

On May 2, 2012, Entrée entered into an agreement with Empirical pursuant to which Entrée will purchase a 100% interest in the Lordsburg and Oak Grove properties for a total of $100,000 and 500,000 common shares of the Company.  Each property is subject to a 2% NSR royalty granted to Empirical.  Each NSR royalty may be bought down to 1% for $1 million if the option is exercised on or before January 1, 2015.  The buydown option may be extended to January 1, 2016 or January 1, 2017, in which case the buydown price will be $2 million and $200,000 will be payable for each 12 month extension.  The buydown price and extension payments are  payable in cash or a combination of cash and common shares at Entrée’s election.  Empirical has an option, until March 1, 2013, to reacquire the Oak Grove property for no consideration in the event that Entrée does not complete a minimum amount of drilling prior to January 1, 2013. The agreement is subject to regulatory approval.

The Lordsburg claims cover 2,013 hectares adjacent to the historic Lordsburg copper-gold-silver district in New Mexico.  Drilling at Lordsburg has been successful in discovering a new porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization.  No field work was completed at Lordsburg in 2010 or in 2011.  Future drilling will be directed towards expanding the existing drill defined copper and gold zone.

The Lordsburg Plan of Operations/Environmental Assessment and Application to Conduct Mineral Exploration is currently under review and provides for drilling on 65 additional sites and 28.2 acres of surface disturbance.  The proposed Plan of Operations for Lordsburg has been approved by the Bureau of Land Management.   An Application to Conduct Mineral Exploration filed with the New Mexico Division of Mining and Minerals is currently being processed.  When final, the proposed work will require posting of an additional reclamation bond.

Work on the 1,435 hectare Oak Grove property to date has consisted of permitting, negotiation of access agreements, a 17 line kilometre IP survey and a 50 line kilometre magnetic survey. The work defined moderate chargeability anomalies associated with a strong, circular magnetic feature.  Drill testing on the target is planned for 2012.

A Minimal Impact Application to Conduct Mineral Exploration, filed with the New Mexico Division of Mining and Minerals, is currently being processed.  When final, the proposed work will require posting of a reclamation bond.

For the three months ended March 31, 2012, expenses incurred on the Lordsburg and Oak Grove targets were $21,433 compared to $34,120 during the three months ended March 31, 2011.  Minimal work was completed on the Lordsburg and Oak Grove targets during 2011 and the first quarter of 2012.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

Shamrock, Nevada

The Shamrock property was acquired on June 30, 2010 through the acquisition of PacMag.  The Shamrock property is a copper skarn exploration target located in the Yerington copper porphyry district in western Nevada.  The property consists of 54 claims covering approximately 362 hectares (895 acres). Entrée has a 100% interest in 18 unpatented lode mining claims (the McConnell Canyon claims). An additional 13 patented and 23 unpatented lode mining claims are subject to an exploration and option agreement, with an option to purchase 100% interest in the claims for $300,000 payable in three equal $100,000 tranches on September 12, 2010, 2011 and 2012.  Entrée made the initial and second $100,000 payments in September 2010 and September 2011.

Eagle Flats, Nevada

In March 2011, Entrée entered into a mining lease and option to purchase agreement with respect to 58 unpatented lode claims, 65 kilometres east of Yerington, in Mineral County, Nevada.  Under the agreement, as amended, Entrée may lease the claims for combined payments of $125,000 over five years, and must reimburse $30,000 in property and recording costs.  Entrée has an option to purchase the claims for $500,000, subject to a 2% NSR royalty which may be bought down to a 1% NSR royalty for $500,000.  After the fifth anniversary, Entrée must pay $40,000 per year, either as a lease payment or an advanced royalty payment, depending on whether the option has been exercised.  Advanced royalty payments will be credited against future NSR royalty payments.

AUSTRALIA

Blue Rose Joint Venture

Entrée has a 51% interest in the Blue Rose copper-iron-gold-molybdenum joint venture property, with Giralia Resources Pty Ltd, now a subsidiary of Atlas Iron Limited (ASX:AGO) ("Atlas"), retaining a 49% interest.  The joint venture covers exploration license EL 3848 in the Olary Region of South Australia, 300 kilometres north-northeast of Adelaide.  Magnetite iron formations occur in the southern portion of this 1,000 square kilometre tenement, and a zone of copper oxide mineralization and a gold target (Golden Sophia) are located in the north-central area of the tenement.

In September 2010, the joint venture entered into an agreement with Bonython Metals Group Pty. Ltd. ("BMG"), a private Australian resource company. BMG purchased 100% of the iron ore rights on the joint venture property in exchange for 6% of BMG’s future issued capital.  Should BMG convert to a public company by September 25, 2012, BMG will exchange the joint venture’s shares in the private company for 6% of the initial public offering on the day of listing.  Should BMG fail to publicly list its shares by that date, it shall, by way of a selective share buy-back, acquire the joint venture’s private shares for A$25 million. On January 31, 2011, BMG issued 3,060 ordinary shares to Entrée representing Entrée’s 51% interest of the joint venture’s 6% ownership of BMG.  On February 27, 2012, the Federal Court of Australia ordered that BMG be wound up and that a liquidator be appointed.  A notice of appeal has been filed.

The joint venture also entered into a mineral development agreement with WASCO Mining Company Pty Ltd ("WASCO").  WASCO is a private Australian investment group owned 50% by a Chinese investment vehicle targeting copper production opportunities in Australia.  WASCO can earn 100% of a 12 square kilometre area surrounding the Blue Rose copper deposit along with the rights to mine and process any mineralization extracted by refunding the joint venture A$1.95 million in past expenditures and paying a 1.5% gross revenue royalty on any production from the property to the joint venture. The joint venture will retain the rights to mineralization other than iron ore on the exploration license outside of the 12 square kilometre WASCO agreement area.

A soil sampling program was completed by the joint venture over the Golden Sophia shallow gold target in August 2011. The survey confirmed the previous Battle Mountain gold in soil anomaly and defined a new, linear gold anomaly located approximately 700 metres to the northeast. An RC drill program is planned after completion of all native title requirements.  On September 22, 2011, the joint venture filed notice to initiate negotiations with native title parties, as required under the Mining Act of South Australia.  Drilling may not commence until either an ex parte order has been obtained or a native title and heritage agreement has been concluded.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

Mystique Farm-Out

Mystique is an early stage gold exploration property comprised of exploration license E28/1915, held by Entrée.  Entrée entered into a farm-out agreement with Black Fire Gold Pty Ltd, a wholly-owned subsidiary of Black Fire Minerals Limited (ASX:BFE – "Black Fire"), pursuant to which Black Fire can earn a 60% interest in the property by expending A$1 million by September 2012 and a 75% interest by expending A$2.5 million by September 2014.  Black Fire can earn an additional 10% interest by sole funding a pre-feasibility study on the property.  The property is located in the Albany-Fraser Province of West Australia.  Black Fire’s 2010 exploration program did not return any significant results and many drill holes failed to reach bedrock.  No additional work was completed in 2011.

A diamond drilling program was completed by Black Fire in February 2012.  The program comprised 5 core holes totalling 642 metres and rotary mud drilling totalling 347.8 metres.  Several of the holes holes intersected zones of biotite-sulphide alteration consistent with the anticipated alteration/mineralized model. Assay results are pending.

Northling Farm-Out

Entrée entered into a farm-out agreement with Quadrio Resources Pty Ltd., a subsidiary of Kingsgate Consolidated Limited (ASX:KCN – "Kingsgate"), whereby Kingsgate could earn up to a 70% interest in exploration licence E52/2314 by spending A$750,000 over five years.  The property was explored by DeBeers for diamonds in the early 1990s, with copper being intersected in one of the drill holes (2.4% over 4 metres).  In March 2012, Kinsgate assigned its interest in the farm-out agreement to a private Australian company, Vanguard Exploration Pty Ltd. ("Vanguard").  On March 12, 2012, Vanguard purchased Entrée’s interest in the Northling property for $104,914.

PERU

In September 2010, Entrée entered into a conditional agreement with a private Peruvian company whereby Entrée may acquire an initial 70% interest in the Lukkacha property located in Tacna Province of southeastern Peru. The property is situated within 50 kilometres of the international border with Chile, and initiation of work is subject to Entrée obtaining a Supreme Decree allowing it to work on the property. Subject to obtaining the Supreme Decree, Entrée may earn a 70% interest by making cash payments totalling $215,000 and expending a minimum of $1.5 million on exploration, to include a minimum 6,000 metres of diamond drilling, within 24 months.  Once Entrée has earned a 70% interest, it may acquire a further 30% interest by paying the vendors $2 million within 24 months. The vendors would retain a 2% NSR royalty, half of which may be purchased at any time for $1 million.

The property consists of seven concessions totalling 4,400 hectares which cover two large areas of surface alteration, iron oxides and quartz veining approximately 50 kilometres along the structural trend southeast from the giant Toquepala mining operation of Grupo Mexico.  The property has never been drilled and represents a unique opportunity for early stage exploration within an under-explored major copper district.  Further exploration (geophysics and drilling) is dependent on receipt of the Supreme Decree.

For the three months ended March 31, 2012, Lukkacha expenses were $19,035 compared to $47,667 during the three months ended March 31, 2011.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

GENERAL AND ADMINISTRATIVE

For the three months ended March 31, 2012, general and administrative expense, before stock-based compensation, was $1,203,416 compared to $1,368,598 during the three months ended March 31, 2011.  The decrease in 2012 was due to a number of factors including decreases in accounting, legal, and regulatory fees compared to 2011.

STOCK-BASED COMPENSATION

For the three months ended March 31, 2012, stock-based compensation expense was $1,149,434 compared to $544,969 during the three months ended March 31, 2011.  During the three months ended March 31, 2012, 1,782,000 options were granted with a fair value of $1,084,028, compared to 325,000 options that were granted with a fair value of $671,037 during the three months ended March 31, 2011.

INTEREST INCOME

For the three months ended March 31, 2012, interest income was $35,942 compared to $55,367 during the three months ended March 31, 2011 as set out above.  The Company earns interest income on its invested cash which decreased compared to the equivalent period last year due primarily to cash expenditures on operations throughout the year.

VALUATION OF LONG-TERM INVESTMENT

Equity Method Investment

As further described in the notes to the Unaudited Consolidated Financial Statements, Entrée has a 20% interest in a joint venture with OTLLC.  As at March 31, 2012, the Company’s investment in the joint venture was $69,816 (December 31, 2011 - $98,450). The Company’s share of the loss of the joint venture is $302,606 for the three months ended March 31, 2012 (March 31, 2011 - $644,344) including accrued interest expense of $52,176 for the three months ended March 31, 2012 (March 31, 2011 - $25,633).

OUTLOOK

Entrée is primarily focused on exploring its principal properties in Nevada and Mongolia.  In addition, Entrée is engaged in evaluating acquisition opportunities which are complementary to its existing projects, particularly large tonnage base and precious metal targets in eastern Asia and the Americas.  These efforts have resulted in the consolidation of the Ann Mason Project in Nevada (including through the acquisition of PacMag and agreements with Honey Badger and Eurasian) and a conditional agreement on the Lukkacha property in Peru.  The commodities Entrée is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments.  Smaller, higher grade systems will be considered by Entrée if they demonstrate potential for near-term production and cash-flow.  If Entrée is able to identify smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems, it may negotiate and enter into agreements to acquire them.

Entrée has not generated any revenue from operations since its incorporation and Entrée anticipates that it will continue to incur operating expenses without revenues unless and until the Joint Venture Property is brought into production or it is able to identify a mineral reserve in a commercially exploitable quantity on one or more of its mineral properties and it builds and operates a mine.  As at March 31, 2012, Entrée had working capital of approximately $14.3 million.  Entrée’s average monthly operating expenses in the first three months of 2012 were approximately $1.9 million, including exploration, general and administrative expenses and investor relations expenses.  Due to the nature of Entrée’s mineral property interests and related exploration expenses, it has the ability to alter the timing of these expenditures and, to a lesser extent, its general and administrative expenses.  In order to advance its existing projects beyond the next twelve months, and to consider acquiring any additional complementary projects, Entrée will have to raise additional funds.  In order to provide the Company with flexibility to raise funds should the opportunity arise, the Company announced on November 19, 2010 that it had filed a short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec, and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10/A.  These filings will allow the Company to make offerings of common shares, warrants, subscription receipts or any combination of such securities up to an aggregate offering price of C$100,000,000 during the 25-month period that the short form base shelf prospectus remains effective.  Net proceeds from the sale of the securities, if any, are expected to be used by the Company for acquisitions, development of acquired/existing mineral properties, working capital requirements and/or for other general corporate purposes.  The Company completed a marketed offering in November 2011, raising gross proceeds of $14,075,483, and raised addition gross proceeds of $1,628,583 in January 2012 through the exercise of the related over-allotment option.  The foregoing amounts include gross proceeds from the sale of common shares to Rio Tinto pursuant to the exercise of its pre-emptive rights.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

SELECTED QUARTERLY DATA

	Three Months Ended March 31, 2012	Three Months Ended December 31, 2011	Three Months Ended September 30, 2011	Three Months Ended June 30, 2011

Exploration	$3,615,987	$4,671,238	$3,662,130	$5,698,144
General and administrative	2,136,095	1,444,511	1,185,528	1,901,162
Loss (gain) on sale of mineral property interest	(104,914)	(1,474,640)	26,033	(125,916)
Impairment of mineral property interests	-	309,483	221,522	-
Loss from operations	(5,647,168)	(4,950,592)	(5,095,213)	(7,473,390)
Gain on sale of investments	-	-	1,178,254	2,148,021
Interest income	35,942	4,651	35,452	94,921
Loss from equity investee	(302,606)	(514,390)	(593,087)	(645,264)
Current income tax expense	-	(152,190)	-	-
Deferred income tax recovery	839,000	938,766	968,356	2,257,762
Net loss	$(5,074,832)	$(4,673,755)	$(3,506,238)	$(3,617,950)

Loss per share, basic and diluted	$(0.04)	$(0.04)	$(0.03)	$(0.03)

	Three Months Ended March 31, 2011	Three Months Ended December 31, 2010	Three Months Ended September 30, 2010	Three Months Ended June 30, 2010

Exploration	$3,647,662	$4,109,919	$4,496,968	$2,511,312
General and administrative	1,922,626	4,041,289	1,729,714	808,638
Loss from operations	(5,570,288)	(8,151,208)	(6,226,682)	(3,319,950)
Interest income	55,367	51,199	80,251	50,564
Loss from equity investee	(644,344)	(388,114)	(401,539)	(153,177)
Deferred income tax recovery	817,000	545,412	-	-
Net loss	$(5,342,265)	$(7,942,711)	$(6,547,970)	$(3,422,563)

Loss per share, basic and diluted	$(0.05)	$(0.07)	$(0.06)	$(0.04)

Exploration costs in the first quarter of 2012 and 2011 were consistent in total and relatively consistent between the various geographic regions.  With the exception of the quarter ended June 30, 2011 when Entrée increased drilling activity on the Blue Hill portion of the Ann Mason Project, exploration expenditures during 2011 were relatively constant quarter to quarter.  During 2010, the quarterly variability in exploration expense was the result of increased Ann Mason drilling following the PacMag acquisition.  General and administrative costs were higher in the first quarter of 2012 compared to 2011 due largely to stock-based compensation expenses.  During the three months ended June 30, 2011, Entrée sold its Australian listed securities and recorded a gain on sale of investments of $2,148,021.  During the three months ended September 30, 2011, the Company sold its asset backed notes and recorded a gain on sale of investments of $1,178,254.  In addition, in the three months ended June 30, 2011, Entrée sold the Rainbow Canyon property, and recorded a gain on sale of mineral property interest of $125,916.  During the three months ended December 31, 2011, Entrée sold the Togoot license and recorded a gain on sale of mineral property interest of $1,474,640.  Loss from equity investee was lower in the first quarter of 2012 compared to 2011 due to decreased expenditures on the Joint Venture Property.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

LIQUIDITY

To date, Entrée has not generated revenues from its operations and is considered to be in the exploration stage.  Working capital on hand at March 31, 2012 was $14,344,275 and is sufficient to fund exploration, general and administrative expense and investor relations for the next twelve months.  In order to advance its existing projects beyond the twelve months, and to consider acquiring any additional complementary projects, Entrée will have to raise additional funds.  Cash was $10,276,077 and short-term investments were $5,004,504 at March 31, 2012.  To date, the Company has been dependent on equity financing for additional funding.

Under the terms of the Entrée-OTLLC Joint Venture, Entrée may be carried through to production on the Joint Venture Property, at its election, by debt financing from OTLLC with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance.

Operating activities

Cash used in operations was $3,975,260 for the three months ended March 31, 2012 (March 31, 2011 - $4,670,798) and represents expenditures primarily on mineral property exploration and secondarily on general and administrative expense for both periods.

Financing activities

Cash provided by financing activities during the three months ended March 31, 2012 and 2011 and common shares issued for cash were as follows:

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	Three Months Ended March 31, 2011
	Shares	Amount	Shares	Amount

Marketed offering	1,320,455	$1,628,583	-	$-
Exercise of stock options	-	-	155,800	353,494
Share Issue Costs	-	(108,058)	-	-
	1,320,455	$1,520,525	155,800	$353,494

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

Investing activities

During the three months ended March 31, 2012, Entrée made payments of $2,142,502 (March 31, 2011 – $30,797) related to other mineral property acquisitions and bond deposits.  During the three months ended March 31, 2012, Entrée expended $17,307 on equipment, primarily for exploration activities (March 31, 2011 – $164,250) and sold its interest in the Northling property for proceeds of $104,914, net of taxes.

Table of Contractual Commitments

The following table lists as of March 31, 2012 information with respect to the Company’s contractual obligations.

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Year	Total

Office leases	$208,563	$411,875	$431,155	$90,402	$1,141,995
Total	$208,563	$411,875	$431,155	$90,402	$1,141,995

Outstanding share data

As at March 31, 2012, there were 128,377,243 common shares outstanding.  In addition, there were 10,390,000 stock options outstanding with exercise prices ranging from C$1.25 to C$3.47 per share.  As at May 11, 2012, there were 128,377,243 common shares outstanding.  In addition, there were 10,190,000 stock options outstanding with exercise prices ranging from C$1.25 to C$3.47 per share.  There were no warrants outstanding at March 31, 2011 or at May 11, 2012.

CAPITAL RESOURCES

Entrée had no commitments for capital assets at March 31, 2012.

At March 31, 2012, Entrée had working capital of $14,344,275 compared to $19,004,136 as at December 31, 2011 and $17,021,575 as at March 31, 2011.  Entrée believes that in order to advance its existing projects beyond the next twelve months, and to consider acquiring any additional complementary projects, it will have to raise additional funds.

Entrée is committed to make lease payments totalling $1,141,995 over its six year office lease in Vancouver, four annual office leases in Ulaanbaatar, Colorado, Arizona, and Yerington, two annual warehouse leases in Yerington, and five leases for accommodations in Yerington.

OFF-BALANCE SHEET TRANSACTIONS

Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the three months ended March 31, 2012.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates.

The Company must make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes in these estimates may result in an increase or decrease to the tax provision in a subsequent period. The Company must assess the likelihood that we will be able to recover any deferred tax assets. If recovery is not likely, the provision for taxes must be increased by recording a valuation allowance against the deferred tax assets.  However, should there be a change in the ability to recover any deferred tax assets, the tax provision would increase in the period in which it is determined that the recovery was not likely. Recovery of a portion of the deferred tax assets is impacted by Company plans with respect to holding or disposing of certain assets.  Changes in economic conditions, exploration results, metal prices and other factors could result in changes to the estimates and judgements used in determining the income tax expense.

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined. Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value.  The Company must make estimates and judgments in determining if any capitalized amounts should be written down by assessing if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property's total carrying value. The carrying value of each mineral property is reviewed periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 9 to the Annual Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation; and (2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm’s-length transaction.

The Company’s accounting policy is to expense exploration costs on a project by project basis consistent with U.S. GAAP. The policy is consistent with that of other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

CHANGES IN ACCOUNTING POLICIES

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2011-12, Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.  ASU 2011-12 defers the effective date pertaining to reclassification adjustments out of accumulated other comprehensive income (AOCI) in ASU 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income.  ASU 2011-12 is effective for interim and annual reporting periods beginning after December 15, 2011. The Company’s adoption did not have a material impact on the Company’s financial reporting and disclosures.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income, amending ASC 220.  ASU 2011-05 eliminates the current option under U.S. GAAP to present components of other comprehensive income (OCI) as part of the statement of changes in stockholders’ equity.  Entities are required to present components of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  ASU 2011-05 also requires entities to present reclassification adjustments out of AOCI in the statements where the components of net income and the components of OCI are presented.  The requirement regarding presentation of reclassification adjustments is deferred by ASU 2011-12 and will be reconsidered by the FASB at a future date.  ASU 2011-05 is effective for interim and annual reporting periods beginning after December 15, 2011. The Company is currently presenting all components of comprehensive income in a single continuous statement of comprehensive income and accordingly, the Company’s adoption did not have a material impact on the Company’s financial reporting and disclosures.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, amending ASC 820.  ASU 2011-04 results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs.  Accordingly, the amendments clarify the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements.  ASU 2011-04 is effective for interim and annual reporting periods beginning after December 15, 2011. The Company maintains only Level 1 financial instruments and therefore the adoption of ASU 2011-04 did not have a material impact on the Company’s financial reporting and disclosures.

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the Annual Consolidated Financial Statements for the year ended December 31, 2011.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial assets and liabilities generally consist of cash and cash equivalents, short-term investments, receivables, deposits, accounts payable and accrued liabilities and loans payable, some of which are denominated in foreign currencies including United States dollars, Mongolian Tugriks and Australian dollars. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in currencies other than the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

OTHER MD&A REQUIREMENTS

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

Forward-looking statements include, but are not limited to, statements with respect to the future prices of copper, gold and molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production  and capital expenditures, the availability of project financing, future cash flows, the potential development of future phases of the Oyu Tolgoi mining complex including Lift 2 of the Hugo North Extension deposit and the Heruga deposit, plans to prepare a PEA on the Ann Mason Project, the inclusion of metallurgical test results and assays from historical holes in a PEA on the Ann Mason Project, the potential for the discovery of additional mineralized zones on properties in which Entrée has an interest, the potential for the expansion of existing deposits in which Entrée has an interest, the timing of and potential for future resource estimates on properties in which Entrée has an interest, plans for future exploration and/or development programs and budgets, the potential for Entrée’s inclusion in the Investment Agreement, the application of Resolution 175 to the Shivee Tolgoi and Javhlant licences, permitting time lines, currency fluctuations, requirements for additional capital, anticipated business activities, corporate strategies, proposed acquisitions and dispositions of assets, the use of proceeds from financings and future financial performance. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results, that the results of preliminary test work are indicative of what the results of future test work will be, that the prices of copper, gold and molybdenum and foreign exchange rates will remain relatively stable, the effects of general economic conditions, future actions by Rio Tinto, OTLLC and government authorities including the Government of Mongolia, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of copper, gold and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk" in this MD&A and in the section entitled "Risk Factors" in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.  Accordingly, readers should not place undue reliance on forward-looking statements.

Risk

Entrée is a mineral exploration company and is exposed to a number of risks and uncertainties; some of these risks and uncertainties have been discussed elsewhere in this MD&A. For a more extensive discussion of risks and uncertainties to which Entrée is exposed, the reader should refer to the section titled "Risk Factors" contained in the Company’s AIF available on SEDAR at www.sedar.com.

The Joint Venture Property forms part of the Oyu Tolgoi mining complex.  Development of the Oyu Tolgoi mining complex may be subject to unexpected problems or delays for any number of reasons, including OTLLC’s inability to raise the additional funding that it needs to complete the development of the Oyu Tolgoi mining complex, and lack of sophisticated electrical power and transportation infrastructure in proximity to the Oyu Tolgoi mining complex.  In addition, OTLLC has effective control of the development of both the Oyu Tolgoi mining licence and the Joint Venture Property.  The development of the Joint Venture Property may be adversely affected if OTLLC decides to delay or reduce development in favour of the immediate or complete development of the Oyu Tolgoi licence.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

Although the Shivee Tolgoi and Javhlant licences in Mongolia are included in the contract area for the Investment Agreement, Entrée’s interest in the Joint Venture Property and Shivee West are not covered by the Investment Agreement.  There can be no assurance that Entrée’s assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body.  There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of Entrée’s original investment or to compensate for the loss of the current value of its interest in the Lookout Hill property.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the Oyu Tolgoi mining complex.  These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi mining complex.  Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.  It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary.  OTLLC has existing access and surface rights to the Joint Venture Property pursuant to the Earn-In Agreement.  The Shivee Tolgoi and Javhlant licences are also part of the contract area of the Investment Agreement, which contains certain provisions respecting expropriation.  If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175.  While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

The ability of Entrée and its joint venture partner to conduct mining operations or exploration and development activities in Mongolia is subject to changes in legislation or government regulations or shifts in political attitudes beyond their control.  Government policy may change to discourage foreign investment, nationalisation of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented.

Entrée is not presently a party to the Investment Agreement.  Although OTLLC has agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement, unless and until Entrée becomes a party of the Investment Agreement or otherwise receives confirmation from the Government of Mongolia, there can be no assurance that Entrée will be entitled to all of the benefits of the Investment Agreement, including stability with respect to regulation of foreign investment and taxes payable.  Until such time as Entrée becomes a party to the Investment Agreement, it could be subject to the new surtax royalty which came into effect in Mongolia on January 1, 2011.  The rates of the new surtax royalty vary from 1% to 5% for minerals other than copper.  For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products.  No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals.  This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.  In addition, in October 2011, Prime Minister Batbold stated in his 2012 budget speech that the Government of Mongolia is revisiting all treaties for the avoidance of double taxation, including the 2002 convention between Canada and Mongolia for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital.  The Mongolian Parliament has also released a draft law on regulation of foreign investment in strategically important business entities.  The draft law purports to restrict foreign investors from investing in a business in Mongolia without having Mongolian partners owning at least 51% of the business.  If the Government of Mongolia revises, amends or cancels double tax treaties that are currently in force, or implements the law regulating foreign investment as currently drafted, it could have an adverse effect on Entrée’s operations in Mongolia and future cashflow, earnings, results of operations and financial condition.  In order to become a party to the Investment Agreement, the Government of Mongolia may require Entrée or the Entrée-OTLLC Joint Venture to agree to certain concessions, including with respect to the ownership of the Entrée-OTLLC Joint Venture or the scope of the lands to be covered by the Investment Agreement.

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project and possible litigation between the participants regarding joint venture matters.  These matters may have an adverse effect on Entrée’s ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

Recent global financial and market conditions have been subject to increased volatility as a result of, among other things, apprehension over the ongoing debt crisis in the Eurozone and Japan, and concerns that the Chinese economy is slowing, which may impact the ability of Entrée to obtain equity or debt financing in the future and, if obtained, on terms favourable to Entrée.  If Entrée cannot raise the money that it needs to continue exploration of its mineral properties, there is a risk that Entrée may be forced to delay, scale back, or eliminate certain of its exploration activities.  If these increased levels of volatility and market turmoil continue, Entrée’s operations could be adversely impacted and the value and the price of the Company’s common shares could be adversely affected.

The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy.  Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques.  Actual mineralization or formations may be different from those predicted.  Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site.  Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations.

There is no assurance that a commercially viable mineral deposit exists on any of the exploration properties in which Entrée has an interest.  There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production.  The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved.  The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.  Most of the above factors are beyond the control of Entrée.  If mineral reserves in commercially exploitable quantities are established on any of Entrée’s properties (other than the Joint Venture Property, in which Entrée has a carried interest), Entrée will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure.  Although Entrée may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that Entrée will be able to raise the funds required for development on a timely basis.  Entrée may be required to acquire rights to additional lands in order to develop a mine if a mine cannot be properly located on Entrée’s properties.  There can be no assurance that Entrée will be able to acquire such additional lands on commercially reasonable terms, if at all.

Rio Tinto’s beneficial shareholdings in the Company together with its pre-emptive rights potentially give Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée’s assets.  In addition, OTLLC has operational control over the Joint Venture Property.  OTLLC also has a right of first refusal with respect to any proposed disposition by Entrée of an interest in Shivee West, which is not subject to the Entrée-OTLLC Joint Venture.  The beneficial shareholdings of Rio Tinto in the Company and Rio Tinto’s pre-emptive rights may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company’s common shares in the future.

Entrée must comply with licence and permitting requirements. In Mongolia, the Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 27, 2009.  These licences now have a term of 30 years, with two potential extensions of 20 years each.  The total estimated annual fees in order to maintain the Shivee Tolgoi and Javhlant mining licences in good standing is $1,100,000.  Approximately $500,000 of the total is recoverable from OTLLC.

In Nevada, maintenance fees must be paid to the Bureau of Land Management annually.  For the 2012 assessment year, the aggregate fee for the Ann Mason Project is approximately $138,000.

In both Mongolia and Nevada, Entrée must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

ENTRÉE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2012
(In United States dollars unless stated otherwise)

Internal Control over Financial Reporting

Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.  No change in the Company’s internal control over financial reporting occurred during the period beginning on January 1, 2012 and ended on March 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

International Financial Reporting Standards

The Company is a "domestic" issuer under Canadian securities law and a "foreign private issuer" under SEC regulations. The Company files its financial statements with both Canadian and U.S. securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers were required to transition to International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. On June 27, 2008, the CSA Staff issued Staff Notice 52-321 "Early Adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB" which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, the Company is not required to convert to IFRS effective January 1, 2011 and has elected to continue using US GAAP.